Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in

1

respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the Full Year Results Newswire Call held on February 13, 2014 with Samir Brikho, CEO of AMEC and Ian McHoul, CFO of AMEC and Sue Scholes, Director of Communications of AMEC:

2

Brunswick Group

Moderator:    Samir Brikho

February 13, 2014

2:30 a.m. ET

Operator:

Ladies and gentlemen, thank you for standing by, and welcome to the full-year results call. At this time, all participants are in listen-only mode. There will be a presentation followed by a question-and-answer session, at which time if you wish to ask a question, you will need to press star, followed by one on your telephone. I must advise you that this conference is being recorded today on Thursday the 13th of February, 2014.

I would now like to hand the conference over to one of your speakers today, Mr. Samir Brikho. Please go ahead.

Samir Brikho:

Thank you, (Naomi). Well, good morning, everyone, and thank you for joining us. I’m Samir Brikho, chief executive of AMEC. And with me is Ian McHoul, our chief financial officer, and Sue Scholes, our director of communications.

Today, AMEC has announced its 2013 full-year results. AMEC continued to make good progress in 2013 with adjusted earnings per share up 11 percent to 87.2 pence. As expected, strong performances from our oil and gas businesses in the U.K. North Sea, Middle East, and the U.S. renewables offset weaker markets elsewhere.

Whilst revenue was down 3 percent on 2012, at 3.97 billion, underlying revenue excluded incremental procurement was up 2 percent. EBITDA was up 3 percent, at 343 million, and operating cash flow was particularly strong, up 9 percent to 341 million pounds.

Your order book reached a record of 4.1 billion pounds following a strong order intake during the period. Looking ahead, AMEC continues to expect good underlying revenue growth in 2014, with ongoing trends in the conventional oil and gas and clean energy markets.

As a mark of our continued confidence in the outlook and reflecting our strong cash generation, the board is recommending a 15 percent increase in the dividend for the year to 42 pence.

You will have seen that today AMEC has also announced it has entered into a definitive agreement to acquire Foster Wheeler. We believe this transaction will be transformational for AMEC. Like us, Foster Wheeler is an international engineering, construction and project management business. It’s also a supplier of power equipment. We believe that the combination of the two companies is a compelling proposition for both types of shareholders, customers, and employees, and will bring with it a number of important benefits.

In oil and gas, it will add Foster Wheeler’s expertise in mid- and downstream activities to our existing upstream focus, bringing with it new customer relationships. It will enhance our geographic footprint, more than doubling our revenues in the growth regions outside the Americas and Europe, increasing our Latin American exposure and bringing scale to benefits.

The combination also brings together two highly skilled workforces with industry-leading engineering and project management expertise. Clearly, this combination is primarily about growth and opportunity, but there will be also (score) for cost synergies, and we estimate this to be at least $75 million.

Lastly, as one enlarged company, we’ll retain AMEC’s low-risk and cash-generative business model. Again, like us, Foster Wheeler has (inaudible) cost-plus contracting approach and an asset life engineering and project management business.

The terms of the acquisition are as announced on January 13th. Foster Wheeler shareholders will receive 0.9 new AMEC shares and $16 in cash per share. The cash component will be financed by a combination of AMEC’s existing cash resources and new debt financing. Post the transaction, Foster Wheeler shareholders will own approximately 23 percent of the enlarged group’s shared capital, enabling them to benefit from the upside of this combination. AMEC will seek a U.S. listing as a part of the transaction, and it is expected that two non-executive directors of Foster Wheeler will join the AMEC board.

We expect the acquisition to be double-digit earnings enhancing in the first 12 months and to exceed its cost of capital in the second full-year of the completion. It is important to stress that this transaction remains subject to a number of conditions, including approval by both sets of shareholders, as well as regulatory and antitrust approvals. Completion is expected in the second half of 2014.

So we enter 2014 in a strong position to achieve further growth, both organically through our existing businesses and through the acquisition of a highly complementary business in Foster Wheeler. With that, I will hand the call over back to you for any questions. Thank you.

Operator:

Thank you very much. Ladies and gentlemen, if you’d like to ask a question, please press star, followed by one on your telephone and wait for your name to be announced. If you wish to cancel your request, that would be the hash key. So that’s star, followed by one on your telephone if you wish to ask a question. And we’ve just had our first question come through, and it comes from the line of Karolin Schaps. Please go ahead.

Karolin Schaps:

Hello, good morning. Thank you very much. A couple of questions for me. The first one, regarding the announcement you made in the results today regarding your U.K. conventional power business, could you just elaborate on what exactly has happened there and whether this means that you’re completely stopping, you know, having anything to do with — with that part of the business? And also, does this only impact the U.K., or is this conventional power all over Europe?

And then, secondly, I’d like to ask about the Sellafield contract. There was a very damning report out earlier this week by the Public Accounts Committee saying you needed to improve drastically, really, to meet the expectations. What changes are you planning to make? And what impact has this report had on how you’re going to run — run the operations at Sellafield?

And, thirdly and finally, just regarding the pending vote on Scottish independence, so you’re saying oil and gas in the U.K. is a big part of your business. What preparations are you making within the business in case a vote goes through and Scotland separates from the rest of the U.K.?

Samir Brikho:

OK, let me deal first with the first and second issue, and then maybe you can enlighten me about what are you like actually interested on the third one, because I didn’t get it so well. But I’ll come back to you, (Carolyn), on that.

On the U.K. conventional power business, as you know first, AMEC is within the clean power. It is in four businesses. One is the nuclear business. One is the renewal business. Third is our T&D business. And fourth is the conventional power business.

In the U.K., since I have joined AMEC, deliberately we have actually been not taking any new projects onboard, and we have been working hard in order to deliver the jobs as good as we could, the conventional power. And now, after so many years, we actually are not running that business. We are not seeking any new opportunities. And therefore, we have come to the conclusion that that type of business we are not going to pursue any more in the U.K. domain. It’s very simple.

Karolin Schaps:	OK.

Ian McHoul:

It’s just about seeing stronger markets, stronger opportunities in other areas that Samir outlined (inaudible) in particular, but also in Europe. So we see greater opportunity for growth and for margin in other sectors, and so those are better places to employ our teams.

Karolin Schaps:	OK.

Samir Brikho:	So just to give you — just to give you a better feeling, also, (Carolyn), on this, for instance, we do mining business out of the U.K., also, but the mining business is a very small business, and it’s not, let’s say, represent a major part of the business. And then you need to think about whether you would like to continue with it or not.

And that’s what we have done today for the U.K. conventional business. But, for instance, in the U.S., we’ll continue with that business, because we see good opportunities, and that’s what we have been working on for years. And we will continue to work there.

Karolin Schaps:	OK, so just to clarify, this is just for the U.K., not the rest of Europe?

Samir Brikho:	This is very, very, very clearly to the U.K. business.

Karolin Schaps:	OK.

Samir Brikho:

Now, on the Sellafield contract, so we — the first was a five years contract. And during this term, there has been a lot of learning from both sides. I think it was not so easy when you enter such a contract to understand the condition of satisfaction and to understand what are the criterias, what every party is looking for. And I think both parties here, whether it is (NDA) or the (NMP), have learned a lot through this process.

And after a lot of evaluation, a lot of discussions between (NDA) and the (inaudible) government, and the (ANP), government (and MP), and all the parties involved, they have extended a contract now for another five years. Of course, what we are reading today in the contract that everybody is having a high expectation for this. And this is nothing which is abnormal to what AMEC does.

So we are up for the challenge. We have changed a number of people in the team. We have redefined the expectations on both sides. We have defined what are the things which we need to do, and we are up to it, and we are doing it, so we do hope that we will not be having any hiccups in the months to come. And that will help us to continue to deliver for the next five years’ term.

Karolin Schaps:	OK.

Samir Brikho:	On the third question, actually, it was about Scotland. What is the question about Scotland? Sorry, (Carolyn). What would you like to know?

Karolin Schaps:

So — yeah, sure. So my question is just — just regarding the voters of Scotland voting for independence. And my question is, seeing that such a big part of your business is in the U.K. North Sea, whether you’re making any preparations within your company in case the vote goes through.

Samir Brikho:

Well, actually not. I mean, we are, of course, monitoring the situation very closely. I think today Osborne is going to make a speech where he is going to mention about the Scotland with the U.K. is much better off than without. I think he will be speaking about that Scotland, from an economic point of view, it has been much better in growing the business under (GBP) versus, let’s say, some of the peer countries in the same size of Scotland.

So we’re not involved into the political part, of course. What we do monitor about — what is the impact of such a decision going to be on the business. We have today in the U.K., we — the oil and gas business is divided into two parts. One is being in Aberdeen, which is our bulk of the business, and then we have a big set-up also in London, which is covering also other activities in Europe and in the world.

So we are quite balanced in this. And I do hope that the Scottish people will take the right decision, and we continue the business on the right — with the right way.

Karolin Schaps:	OK, thanks very much.

Samir Brikho:	Thank you.

Operator:	Thank you very much. And our next question today comes from the line of Nidaa Bakhsh. Please go ahead.

Nidaa Bakhsh:

Good morning. Just a couple of very — sort of general questions. I was wondering about most major oil companies were talking about cutting costs and keeping a lid on investment. I was just wondering, what does that mean for AMEC going forward for this year?

And my second question was just about integrating Foster Wheeler into your — into your business. And, you know, one of the questions I had was whether you’re be retaining all the staff. And how would the integration sort of be carried out?

Samir Brikho:

Yeah, well, thanks for your questions. I mean, first, is what you’re saying about the challenges our customers are going through with the (inaudible) seeing (installation) costs are getting higher. Our wages are also — (so inflation) are also getting higher. Of course, that brings a major concern for our customers.

What we do at AMEC — and that’s where we think is a value add which we are providing — is providing through technology breakthroughs, through ability to be able to deliver jobs on time and on budget, better than our peers. By doing so, the risk is getting less for our customers doing business with us, rather than maybe with somebody else. And that has been actually manifested in a way by the increased order intake, which we have in this year.

And if you look on last year, we had 3.6 billion pounds of order book. And this year, 4.1 billion. I mean, this is an increase of 500 million, which is — in percentages is quite a high number. So going forward, we see actually the business of AMEC is getting from good to even better. We see — we are guiding even for growth in revenues in 2014 and improved EBITDA.

Nidaa Bakhsh:	Yes.

Samir Brikho:

When it comes to the integration of Foster Wheeler, in many of the things is — if you read about (oil books), about success and the failures of integration, it is very, very important and imperative in order to have, first, a good integration team. You start with nominating actually a project director for the whole project. We have a steering committee. We have a plan for the plans. You have a plan zero. You have — let’s say, before the start, then you have the start, the first 100 days, the first year, and the second year.

In this case, now it’s a little bit too early to say, so what does it mean for all the staff of Foster Wheeler? But the beauty of what we are trying to do here is actually to grow the business, because we speak sometimes about (force synergies), tax synergies. All that is good. But the beauty of this, what we’re doing, is we are able to grow the business.

And in order to grow the business, we will be needing every employee of Foster Wheeler in order to be able to pitch in and help us on this. But, of course, we see savings in duplication of head offices and support services, back offices, shared services, and so on. That’s a normal thing which you do and we will do it as any other company will do.

But for us, it’s about getting the two teams together to sell to each other customers and growing the business in many more different and more locations than before.

Nidaa Bakhsh:	All right. And just one last thing. I mean, is this the start of a wave of consolidation in the sector, do you think?

Samir Brikho:

Well, it could, actually, because — I mean, it’s always like this, that — I mean, if you — if you look on our industry, I mean, the top 10, for instance, the top 10 has been top 10 now for the last 20 years, and there have not been so many changes. And I think by now, AMEC acquiring Foster Wheeler, this is going to be a start of something that needs to happen in the industry.

And what I think is that clients more and more, of course, are concerned about their costs and they would like to see somebody who can serve the value chain better maybe than somebody else.

Nidaa Bakhsh:	OK. That’s it for me.

Samir Brikho:	Thank you.

Operator:

Thank you very much. Once again, ladies and gentlemen, please press star, one on your telephone if you wish to ask a question. And our next question comes from the line of Karolin Schaps. Please go ahead.

Karolin Schaps:	Yeah, sorry, just a quick follow-up question regarding the conventional (power business) in the U.K. Could you just elaborate on why that sector has been — has been so tricky and why you’ve decided not to pursue any more business in there?

Ian McHoul:

Hi, (Carolyn). I think it’s two things. I mean, in general, we try and position our business to play in their parts of the market where there’s a higher capability requirement, more complex, more difficult projects, so — in more general terms, you might consider that to be, you know, remote mining or deepwater oil and gas, for instance.

So if you turn that onto the power business, there is more complexity and more requirement for our up-skilled engineering capability in nuclear and, to some degree, in renewables, too, so it’s a more complex environment. A more complex environment means less people are capable are doing it, means there’s better margins for us for doing it.

If you compare that with the conventional power business, the work is, it’s not simple, but it’s more vanilla than nuclear. (More people) are able to do it, more competition. It’s harder to make money, bluntly, so we’d rather deploy our assets and our skill set and our resources into those higher margin areas where we can make more money. And as Samir just said, that is a U.K. phenomenon. We do work conventional power elsewhere and are very happy to continue to do so, because we see the rewards as commensurate with what we want.

Karolin Schaps:	OK, thanks so much.

Operator:

Thank you. Once again, that’s star, one on your telephone if you wish to ask a question or make a comment during today’s conference. Once again, ladies and gentlemen, if you wish to ask a question, please press star, followed by one on your telephone.

Samir Brikho:	Well, I think apparently there are no more questions. Well, I thank you very much for your interest, and you will be hearing from (inaudible) during the day, then. Thank you. Bye-bye, then.

Operator:	Thank you very much. Ladies and gentlemen, that does conclude our conference for today. Thank you for participating. You may now all disconnect.

END